j Operational update for the quarter ended 30 September 2023 Health, safety and wellbeing The health, safety and wellbeing of our people remains our first and most important value and is at the forefront of everything that we do. Tragically, in Q3 2023 we had a fatal incident at our Tarkwa Mine in Ghana when a contractor was fatally injured while working at a waste rock dump. On behalf of Gold Fields, I extend our heartfelt condolences to the family, loved ones and colleagues of the deceased. Following the incident, we initiated an independent and comprehensive review and are addressing its findings and implementing the recommendations made. A key component of this work is focused on improving our safety culture which is being actively driven by the regional executive in conjunction with mine management. Our commitment to safety across the Group remains resolute, and we are working purposefully to embed a strong and resilient safety culture to ensure that everyone goes home safely, every day. At all our operations, we continue to review and improve safety processes, systems and standards. Our employees and contractors are trained regularly in safety programmes such as Courageous Safety Leadership and Vital Behaviours as we work towards preventing material unwanted events and eliminating serious injuries and fatalities. Beyond physical safety, we are also prioritising the mental health and wellbeing of our people. On 31 August 2023, we released the findings of an independent workplace culture review carried out by Elizabeth Broderick & Co to understand the lived experience of our people. Harmful behaviours cannot and will not be tolerated and we are implementing the twenty-two remedial recommendations that have been made as part of this review. We will commission another independent review within three years to assess our progress and are committed to full transparency with stakeholders in this regard. CEO appointment An important step in the transition that Gold Fields has been undergoing in the past several months, is the appointment of Mike Fraser as CEO and Executive Director of the Company with effect from 1 January 2024. Mike has extensive experience in the mining industry having been CEO of AIM-listed Chaarat Gold Holdings and prior to that as President and Chief Operating Officer of South32’s global key metal businesses. He brings a wealth of global operational and corporate experience and we look forward to welcoming Mike to Gold Fields and the positive impact that he is going to make as he takes our business forward. Recognition Gold Fields has been ranked number 1 in the Sunday Times Top 100 Companies for 2023. The ranking compares total shareholder returns of JSE listed companies (with market capitalisation of over R5 bn) over a five-year period commencing on 1 September 2018. Over this period (assuming re-investment of all dividends), Gold Fields delivered a total return to shareholders of 668% (or over 50% compounded annual growth). For us this award is a recognition of the consistent and sustainable operational and financial performance that the company has delivered over the past few years and is credit to strong operational teams across our mines and projects around the world Salient Features 542,000 ounces of attributable production US$1,381 per ounce of all-in sustaining cost US$1,622 per ounce of all-in cost JOHANNESBURG, 16 November 2023: Gold Fields Limited (JSE and NYSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2023. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December. 2023 guidance unchanged despite operational challenges in Q3 2023 Gold Fields remains on track to meet the original production and cost guidance provided in February 2023, both at guided and forecast exchange rates. Attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz – 2.30Moz (2022 comparable was 2.32Moz). AIC is expected to be US$1,480/oz – US$1,520/oz. The exchange rates used for our 2023 guidance are: US$1/R17 and A$1/US$0.70. The operating environment remained challenging as above-inflation cost increases and the shortage of key skills, particularly in the Australia and South Africa regions, persisted. Group attributable gold-equivalent production for Q3 2023 was 9% lower YoY at 542koz (Q3 2022: 597koz) and was 6% lower QoQ (Q2 2023: 577koz). The largest decline in production volumes YoY was reported in the Ghana region, which in line with the mine plan is reducing production volumes at Damang. Production at Tarkwa was negatively impacted by lower yields and safety-related stoppages. The Group all-in-cost (AIC) for Q3 2023 increased by 27% YoY (Q3 2022: US$1,279/oz) due to lower gold sold and above-inflation increases in costs across all operations compounded by initial spending of pre-production capital at the Windfall Project. AIC was 12% higher QoQ at US$1,622/oz (Q2 2023: US$1,454/oz) due to lower gold sold compounded by initial spending of pre-production capital at the Windfall Project in the quarter. If pre-production expenditure for Windfall is excluded, the AIC for Q3 2023 would have been US$1,574/oz.

All-in sustaining cost (AISC) for Q3 2023 of US$1,381/oz was 30% higher YoY (Q3 2022: US$1,061/oz) and 8% higher QoQ (Q2 2023: US$1,279/oz). AISC was also impacted by lower gold sales volumes and inflationary cost pressures. Regional performance Production volumes at our Australian operations were impacted by lower grades mined and skills shortages. Operations at Granny Smith, St Ives and Agnew were also negatively affected by ventilation challenges which have now largely been remedied. The region produced 244koz during Q3 2023, down 5% YoY and 8% QoQ. AIC at A$2,103/oz (US$1,377/oz) was 23% higher YoY and was up 8% QoQ. YoY unit costs came under pressure mainly due to lower gold sold and above-inflation increases in key input costs. Despite a slight improvement in annualised turnover rates for some critical skills categories during the quarter, the shortage of skilled staff is expected to remain a headwind for the Australian operations. The South Africa Region reported managed production of 81koz which was 8% lower YoY but a 19% improvement QoQ. The improvement in production volumes QoQ was mainly due to ore phasing, Gold in Process (GIP) release and stockpile movements. AIC of R784,092/kg (US$1,309/oz) was up 21% YoY, due to lower gold sold and above- inflation increases in costs, but pleasingly reduced by 12% QoQ. The availability, attraction and retention of key skills, including artisans and long hole stoping rig operators, continued to impact both fleet availability and utilisation and consequently performance at South Deep Mine. Our mines in Ghana produced 185koz in Q3 2023 on a managed basis, down 14% YoY mainly due to lower production at Damang in line with the mine plan. Volumes QoQ were 9% lower owing to lower yields at Tarkwa as the mine treated more ore from lower grade stockpiles compared to previous quarters. AIC for the Ghana operations of US$1,503/oz was up 33% YoY% and 22% higher QoQ due to the lower gold volumes. Production volumes at Damang were similar to Q2 2023 although there was a ramp down in mining activities per the mine plan. Production at Cerro Corona in Peru on a managed basis was 52koz (gold-equivalent), 14% lower YoY and QoQ mainly due to lower gold and copper grades processed and lower metallurgical recoveries in line with the mining plan. AIC of US$824/oz-eq was up 20% YoY and 3% higher QoQ. Salares Norte update Total construction progress of the Salares Norte project stood at 97% at the end of September 2023 compared to 94% at the end of June 2023. Total spend on the project was US$111m during Q3 2023, comprising US$86m in capital expenditure, US$5m in exploration expenditure and US$20m investment in working capital and other. Commissioning is progressing in line with the revised plan announced on 15 September 2023. We are pleased to advise that both the Ball Mill and SAG Mill were successfully commissioned on 13 November 2023 and are being fed material which are key milestones to first gold production. First gold is expected in December 2023 with production volumes of 1koz gold-eq oz forecasted for 2023 while 2024 production is expected to fall in the range of 400koz gold-eq ounces at an AIC of US$900/oz eq to 430koz gold-eq ounces at AIC of US$860/oz-eq. The project capital remains on track to meet the revised total project capital estimate of US$1,040 million. Ramp up of the project has been significantly de-risked with mining activities having continued throughout the construction and commissioning phase resulting in 1.6 million ore tonnes and 377, 000 ounces of gold stockpiled to date. Operational staff compliments have been filled, which is an integral part of the commissioning process as sections of the plant and project are handed over to operations. Update on announced transactions In March 2023, we announced the proposed Tarkwa/Iduapriem JV in Ghana with AngloGold Ashanti, which, once approved by the Government of Ghana, will result in a material increase in production and reduction in AISC. We continued to engage with the Government of Ghana to obtain approval for the joint venture. Progress on the negotiations, however, has been slower than expected. We firmly believe that the joint venture will create value not only for Gold Fields and AngloGold Ashanti, but for all stakeholders and are committed to advancing conclusion of the transaction. In May 2023, we announced our partnership with Osisko Mining to develop the Windfall Project in Canada. The project’s Environmental Impact Assessment (EIA) was submitted in March and is expected to take 12 – 18 months for approval, at which stage key construction activities will commence. US$25m in pre-construction expenditure was spent on the project in Q3 2023. Notable ESG developments In August 2023, Gold Fields released Annual Tailings Disclosure reports for our Tarkwa and Cerro Corona mines, detailing their level of conformance against the Global Industry Standard on Tailings Management (GISTM). We have four priority Tailings Storage Facilities (TSFs): three with a ‘Very High’ consequence classification at the Tarkwa Mine and one, with an ‘Extreme’ consequence classification, at the Cerro Corona Mine. The disclosure reports show that all four of the Company’s priority TSFs partially conform to the GISTM. While we have addressed all elements related to material dam safety and the environment, we have also identified areas for further improvement, particularly in community engagement and consultation with respect to emergency response and preparedness. In October 2023, Gold Fields announced a second sustainability-linked loan backed by a syndicate of ten Australian and international banks. The five-year A$500m syndicated credit facility, with a A$100m accordion option, is one of the first sustainability-linked loan transactions in the Australian mining industry and the first for a gold mining company in the country. The sustainability-linked indicators are the same as those being used by Gold Fields in our five-year US$1.2bn revolving credit facility (RCF) announced in May 2023. They are aligned to our strategy and 2030 ESG targets and include the following three of our six ESG targets, gender diversity, decarbonisation and water stewardship. Net debt Net debt increased by US$113m to US$1,141m at the end of September 2023, mainly due to the payment of the interim dividend of US$154m (June 2023: US$1,028m). We remain in a strong financial position with a net debt to EBITDA at the end of the quarter of 0.48x, compared to 0.42x at the end of Q2 2023. Changes in the Executive Committee Jongisa Magagula joined us as EVP: Corporate Affairs & Investor Relations on 1 September 2023 and Rosh Bardien who was EVP: People and Organisational Effectiveness took a decision to leave Gold Fields to pursue other opportunities. The Board is progressing with the search for a replacement for the CFO Paul Schmidt, who advised the Board of Directors in August 2023 of his intention to proceed on early retirement. Paul has agreed to remain with the Company until such time as a suitable successor has been identified and appointed. Two of our EVPs, Naseem Chohan, EVP: Sustainable Development and Stuart Mathews, EVP for the Australia Region, will be proceeding on planned retirement in 2024. The recruitment search for their successors has commenced. Martin Preece Interim Chief Executive Officer 16 November 2023 Gold Fields Operational 2023update September Quarter 2

Gold Fields Operational update September Quarter 2023

Key statistics

Figures in millions unless otherwise stated		United States Dollars Quarter September 2023	June 2023	September 2022
Gold produced*	oz (000)	**542**	577	597
Tonnes milled/treated	000	**10,933**	10,766	10,352
Revenue (excluding Asanko)	US$/oz	**1,924**	1,955	1,699
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**48**	50	50
AISC	US$/oz	**1,381**	1,279	1,061
Total AIC	US$/oz	**1,622**	1,454	1,279
Net debt	US$m	**1,141**	1,028	997
Net debt (excluding lease liabilities)	US$m	**749**	629	603
Net debt to EBITDA ratio		**0.48**	0.42	0.40

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
At 30 September 2023, all operations are wholly owned except for Gruyere JV (50%), South Deep in South Africa (96.43%), Damang and Tarkwa in Ghana (90%), Asanko JV in Ghana (45% equity share) and Cerro Corona in Peru (99.5%).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 5% of Group production.
Figures may not add as they are rounded independently.

All-in cost reconciliation

Figures in millions unless otherwise stated		United States Dollars Quarter September 2023	June 2023	September 2022
AIC for mining operations	US$/oz	**1,389**	1,265	1,128
Salares Norte	US$/oz	**173**	165	134
Total AIC for mining operations including Salares Norte	US$/oz	**1,562**	1,430	1,262
Windfall	US$/oz	**48**	—	—
Corporate and other	US$/oz	**12**	24	17
Total AIC	US$/oz	**1,622**	1,454	1,279

Currencies and metal prices

Figures in millions unless otherwise stated	United States Dollars Quarter September 2023	June 2023	September 2022
US$1 – ZAR	**18.65**	18.66	17.05
A$ – US$	**0.65**	0.67	0.68
Gold price (US$/oz)	**1,924**	1,955	1,699
Copper price (US$/tonne)	**8,356**	8,478	7,742

Stock data for the nine months ended 30 September 2023

Number of shares in issue	
– at 30 September 2023	893,540,813
– average for the 9 months	893,244,068
Free float	100 per cent
ADR ratio	1:1
Bloomberg/Reuters	GFISJ/GFLJ.J

NYSE – (GFI)	
Range – Quarter	US$10.86 – US$15.88
Average volume – Quarter	4,110,962 shares/day
JSE LIMITED – (GFI)	
Range – Quarter	ZAR205.31 – ZAR285.47
Average volume – Quarter	2,613,271 shares/day

3

Gold Fields Operational update September Quarter | 2023

Salient features and cost benchmarks

		United States Dollars										South African Rand
		Total Mine operations and projects including equity-accounted Joint Venture	Total Mine operations and projects excluding equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region	
					Peru	Chile	Ghana				South Africa	South Africa
Figures are in millions unless otherwise stated				Total	Cerro Corona	Salares Norte Project	Total	Asanko[#] 45%	Tarkwa	Damang	South Deep	South Deep
Operating results												
Ore milled/treated (000 tonnes)	**Sept 2023**	**10,933**	**10,226**	**1,629**	**1,629**	**—**	**5,566**	**708**	**3,630**	**1,228**	**782**	**782**
	June 2023	10,766	10,110	1,639	1,639	—	5,406	656	3,546	1,204	683	683
	Sept 2022	10,352	9,712	1,627	1,627	—	5,284	640	3,435	1,208	747	747
Yield (grams per tonne)	**Sept 2023**	**1.6**	**1.7**	**1.0**	**1.0**	**—**	**1.0**	**0.7**	**1.1**	**1.0**	**3.2**	**3.2**
	June 2023	1.7	1.8	1.1	1.1	—	1.2	0.7	1.3	1.0	3.1	3.1
	Sept 2022	1.9	1.9	1.1	1.1	—	1.3	1.0	1.2	1.5	3.7	3.7
Gold produced (000 managed equivalent ounces)	**Sept 2023**	**562.0**	**545.9**	**51.7**	**51.7**	**—**	**185.4**	**16.1**	**129.0**	**40.4**	**80.7**	**2,510**
	June 2023	598.4	583.2	60.2	60.2	—	203.9	15.2	148.9	39.8	67.8	2,107
	Sept 2022	619.8	600.1	59.8	59.8	—	214.6	19.8	134.7	60.1	87.9	2,735
Gold produced (000 attributable equivalent ounces)	**Sept 2023**	**541.9**	**525.8**	**51.4**	**51.4**	**—**	**168.5**	**16.1**	**116.1**	**36.3**	**77.8**	**2,421**
	June 2023	576.8	561.6	59.9	59.9	—	185.0	15.2	134.0	35.9	65.3	2,032
	Sept 2022	596.9	577.2	59.5	59.5	—	195.1	19.8	121.2	54.1	84.8	2,638
Gold sold (000 managed equivalent ounces)	**Sept 2023**	**547.7**	**531.8**	**42.3**	**42.3**	**—**	**182.7**	**16.0**	**126.9**	**39.8**	**80.3**	**2,497**
	June 2023	596.3	581.5	61.5	61.5	—	203.6	14.8	148.9	39.8	65.4	2,035
	Sept 2022	617.6	597.1	59.4	59.4	—	215.3	20.5	134.7	60.1	87.9	2,735
Cost of sales before amortisation and depreciation (million)	**Sept 2023**	**(508.1)**	**(492.8)**	**(21.2)**	**(34.1)**	**12.8**	**(185.1)**	**(15.4)**	**(122.9)**	**(46.9)**	**(79.8)**	**(1,488.2)**
	June 2023	(496.8)	(481.4)	(50.0)	(50.0)	—	(146.0)	(15.4)	(93.8)	(36.7)	(75.8)	(1,423.0)
	Sept 2022	(436.8)	(417.6)	(40.0)	(40.0)	—	(143.0)	(19.2)	(83.7)	(40.1)	(73.1)	(1,257.6)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Sept 2023**	**46**	**48**	**36**	**34**	**—**	**27**	**22**	**26**	**33**	**102**	**1,897**
	June 2023	48	50	36	36	—	31	22	30	40	115	2,139
	Sept 2022	48	50	35	35	—	32	23	32	38	109	1,855
Sustaining capital (million)	**Sept 2023**	**(173.7)**	**(168.9)**	**(32.5)**	**(11.1)**	**(21.4)**	**(57.6)**	**(4.9)**	**(51.5)**	**(1.2)**	**(24.0)**	**(446.2)**
	June 2023	(182.6)	(179.6)	(34.1)	(8.4)	(25.7)	(70.5)	(3.0)	(65.9)	(1.6)	(17.6)	(329.2)
	Sept 2022	(161.8)	(160.8)	(9.5)	(9.5)	—	(68.2)	(1.0)	(53.5)	(13.8)	(24.7)	(422.8)
Non-sustaining capital (million)	**Sept 2023**	**(83.5)**	**(81.1)**	**(66.4)**	**(1.9)**	**(64.4)**	**(2.3)**	**(2.3)**	**—**	**—**		**—**
	June 2023	(83.1)	(82.2)	(64.6)	(3.0)	(61.6)	(1.0)	(1.0)	—	—	—	—
	Sept 2022	(101.4)	(99.9)	(75.2)	(4.3)	(70.9)	(4.2)	(1.6)	—	(2.6)	(3.9)	(68.7)
Total capital expenditure (million)	**Sept 2023**	**(257.2)**	**(250.0)**	**(98.8)**	**(13.0)**	**(85.8)**	**(59.9)**	**(7.2)**	**(51.5)**	**(1.2)**	**(24.0)**	**(446.2)**
	June 2023	(265.7)	(261.8)	(98.7)	(11.4)	(87.3)	(71.5)	(4.0)	(65.9)	(1.6)	(17.6)	(329.2)
	Sept 2022	(263.2)	(260.7)	(84.7)	(13.8)	(70.9)	(72.4)	(2.6)	(53.5)	(16.4)	(28.6)	(491.5)
AISC (Dollar per ounce)	**Sept 2023**	**1,371**	**1,369**	**1,762[1]**	**693**	**—**	**1,485**	**1,427**	**1,533**	**1,355**	**1,309**	**784,092**
	June 2023	1,256	1,253	1,503[1]	666	—	1,217	1,374	1,228	1,121	1,479	891,619
	Sept 2022	1,044	1,039	518	518	—	1,101	1,178	1,126	1,019	1,131	624,701
Total AIC (Dollar per ounce)	**Sept 2023**	**1,562**	**1,560**	**5,265[1]**	**824**	**—**	**1,503**	**1,632**	**1,533**	**1,355**	**1,309**	**784,092**
	June 2023	1,430	1,429	3,699[1]	800	—	1,227	1,479	1,228	1,130	1,479	891,619
	Sept 2022	1,128	1,121	686	686	—	1,134	1,319	1,126	1,088	1,176	649,812

Average exchange rates were US$1 = R18.65, US$1 = R18.66 and US$1 = R17.05 for the September 2023, June 2023 and September 2022 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.67 and A$1 = US$0.68 for the September 2023, June 2023 and March 2022 quarters, respectively.
Figures may not add as they are rounded independently.
[#] Equity-accounted Joint Venture.
[1] Includes AIC with no gold sold for Salares Norte as the project is still under construction.

4

Gold Fields Operational update September Quarter 2023

Salient features and cost benchmarks continued

		United States Dollars					Australian Dollars				
		Australia Region					Australia Region				
			Australia					Australia			
Figures are in millions unless otherwise stated		Total	Agnew	St Ives	Granny Smith	Gruyere 50%	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Operating results											
Ore milled/treated (000 tonnes)	**Sept 2023**	**2,956**	**350**	**974**	**441**	**1,191**	**2,956**	**350**	**974**	**441**	**1,191**
	June 2023	3,039	354	1,070	453	1,162	3,039	354	1,070	453	1,162
	Sept 2022	2,694	295	899	410	1,090	2,694	295	899	410	1,090
Yield (grams per tonne)	**Sept 2023**	**2.6**	**5.1**	**2.5**	**4.5**	**1.2**	**2.6**	**5.1**	**2.5**	**4.5**	**1.2**
	June 2023	2.7	5.6	2.7	5.0	1.0	2.7	5.6	2.7	5.0	1.0
	Sept 2022	3.0	6.1	2.9	5.5	1.2	3.0	6.1	2.9	5.5	1.2
Gold produced (000 managed equivalent ounces)	**Sept 2023**	**244.1**	**57.2**	**78.2**	**64.5**	**44.3**	**244.1**	**57.2**	**78.2**	**64.5**	**44.3**
	June 2023	266.5	63.7	91.5	73.2	38.0	266.5	63.7	91.5	73.2	38.0
	Sept 2022	257.5	58.1	84.5	73.0	41.8	257.5	58.1	84.5	73.0	41.8
Gold produced (000 attributable equivalent ounces)	**Sept 2023**	**244.1**	**57.2**	**78.2**	**64.5**	**44.3**	**244.1**	**57.2**	**78.2**	**64.5**	**44.3**
	June 2023	266.5	63.7	91.5	73.2	38.0	266.5	63.7	91.5	73.2	38.0
	Sept 2022	257.5	58.1	84.5	73.0	41.8	257.5	58.1	84.5	73.0	41.8
Gold sold (000 managed equivalent ounces)	**Sept 2023**	**242.4**	**55.3**	**78.1**	**64.6**	**44.3**	**242.4**	**55.3**	**78.1**	**64.6**	**44.3**
	June 2023	265.8	65.0	89.1	73.5	38.3	265.8	65.0	89.1	73.5	38.3
	Sept 2022	254.9	57.6	84.6	73.0	39.7	254.9	57.6	84.6	73.0	39.7
Cost of sales before amortisation and depreciation (million)	**Sept 2023**	**(222.0)**	**(50.1)**	**(83.6)**	**(56.3)**	**(31.9)**	**(338.9)**	**(76.6)**	**(127.5)**	**(86.1)**	**(48.7)**
	June 2023	(225.0)	(50.7)	(85.3)	(61.6)	(27.5)	(336.5)	(75.8)	(127.5)	(92.0)	(41.2)
	Sept 2022	(180.7)	(43.4)	(60.6)	(50.9)	(25.8)	(266.5)	(63.9)	(89.9)	(74.9)	(37.8)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	**Sept 2023**	**73**	**153**	**80**	**129**	**24**	**112**	**233**	**123**	**198**	**36**
	June 2023	69	139	70	130	24	104	207	105	195	36
	Sept 2022	71	150	77	121	26	105	220	113	179	39
Sustaining capital (million)	**Sept 2023**	**(59.6)**	**(12.7)**	**(20.4)**	**(11.7)**	**(15.0)**	**(91.0)**	**(19.3)**	**(31.1)**	**(17.9)**	**(22.7)**
	June 2023	(60.3)	(13.1)	(25.0)	(12.2)	(10.0)	(90.1)	(19.6)	(37.2)	(18.3)	(15.0)
	Sept 2022	(59.3)	(12.4)	(21.6)	(15.8)	(9.5)	(87.3)	(18.3)	(32.1)	(23.0)	(13.9)
Non-sustaining capital (million)	**Sept 2023**	**(14.8)**	**(1.7)**	**(7.6)**	**(5.5)**	**—**	**(22.7)**	**(2.8)**	**(11.5)**	**(8.4)**	**—**
	March 2023	(17.5)	(4.6)	(4.9)	(8.1)	—	(26.3)	(6.9)	(7.3)	(12.2)	—
	Sept 2022	(18.1)	(4.1)	(4.5)	(9.5)	—	(26.7)	(6.3)	(6.5)	(13.9)	—
Total capital expenditure (million)	**Sept 2023**	**(74.4)**	**(14.4)**	**(28.0)**	**(17.2)**	**(15.0)**	**(113.7)**	**(22.1)**	**(42.6)**	**(26.3)**	**(22.7)**
	March 2023	(77.8)	(17.7)	(29.9)	(20.3)	(10.0)	(116.4)	(26.5)	(44.5)	(30.5)	(15.0)
	Sept 2022	(77.4)	(16.5)	(26.1)	(25.3)	(9.5)	(114.0)	(24.6)	(38.6)	(36.9)	(13.9)
AISC (Dollar per ounce)	**Sept 2023**	**1,272**	**1,265**	**1,419**	**1,169**	**1,176**	**1,943**	**1,933**	**2,167**	**1,787**	**1,790**
	March 2023	1,201	1,126	1,347	1,129	1,126	1,795	1,683	2,012	1,688	1,686
	Sept 2022	1,029	1,083	1,036	992	1,001	1,517	1,599	1,536	1,457	1,468
Total AIC (Dollar per ounce)	**Sept 2023**	**1,377**	**1,362**	**1,587**	**1,271**	**1,180**	**2,103**	**2,082**	**2,422**	**1,944**	**1,798**
	March 2023	1,299	1,228	1,450	1,254	1,154	1,942	1,837	2,166	1,875	1,727
	Sept 2022	1,159	1,258	1,152	1,157	1,038	1,707	1,855	1,704	1,697	1,521

Average exchange rates were US$1 = R18.65, US$1 = R18.66 and US$1 = R17.05 for the September 2023, June 2023 and September 2022 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.67 and A$1 = US$0.68 for the September 2023, June 2023 and March 2022 quarters, respectively.
Figures may not add as they are rounded independently.

Review of Operations

Quarter ended 30 September 2023 compared with quarter ended 30 June 2023

Figures may not add as they are rounded independently.

Australia region

Gruyere

5

Gold Fields Operational update September Quarter 2023

		Sept 2023	June 2023	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**2,209**	2,024	9 %
Waste (Capital)	000 tonnes	**5,620**	4,217	33 %
Waste (Operational)	000 tonnes	**991**	1,472	(33)%
Total waste mined	000 tonnes	**6,611**	5,689	16 %
Total tonnes mined	000 tonnes	**8,820**	7,713	14 %
Grade mined	g/t	**1.22**	1.29	(5)%
Gold mined	000'oz	**86.5**	84.2	3 %
Strip ratio	waste/ ore	**3.0**	2.8	(7)%
Tonnes milled	000 tonnes	**2,382**	2,323	3 %
Yield	g/t	**1.16**	1.02	14 %
Gold produced	000'oz	**88.7**	76.1	17 %
Gold sold	000'oz	**88.6**	76.6	16 %
AISC	A$/oz	**1,790**	1,686	(6)%
	US$/oz	**1,176**	1,126	(4)%
AIC	A$/oz	**1,798**	1,727	(4)%
	US$/oz	**1,180**	1,154	(2)%
Capital in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	**22.7**	15.0	51 %
	US$m	**15.0**	10.0	50 %
Non-sustaining capital expenditure – 50% basis	A$m	**—**	—	— %
	US$m	**—**	—	— %
Total capital expenditure – 50% basis	A$m	**22.7**	15.0	51 %
	US$m	**15.0**	10.0	50 %

Gold production increased by 17% to 88,700oz in the September quarter from 76,100oz in the June quarter mainly due to the release of approximately 5,800oz in the September quarter left within the circuit at the end of the June quarter due to late delivery of ore to the plant. The timing of the drawdown effectively decreased production in the June quarter by 5,800oz and increased the September quarter production by 5,800oz.

Pre-strip activities commenced in stage 5 of the Gruyere pit, resulting in an increase in capital waste mined of 33% to 5.62Mt in the September quarter from 4.22Mt in the June quarter. With personnel and equipment focused on pre-stripping of stages 4 and 5 of the pit, operational waste mined decreased by 33% to 0.99Mt in the September quarter from 1.47Mt in the June quarter.

Ore mined increased by 9% to 2.21Mt in the September quarter from 2.02Mt in the June quarter and mined grade decreased by 5% to 1.22g/t in the September quarter from 1.29g/t in the June quarter, resulting in a net increase in gold mined of 3% to 86,500oz in the September quarter from to 84,200oz in the June quarter.

Yield increased by 14% to 1.16g/t in the September quarter from 1.02g/t in the June quarter. The increase reflects the drawdown of gold in circuit referred to above.

AIC increased by 4% to A$1,798oz (US$1,180/oz) in the September quarter from A$1,727oz (US$1,154/oz) in the June quarter due to increased capital expenditure and cost of sales before amortisation and depreciation, partially offset by increased gold sold. The increase in cost of sales before amortisation and depreciation was due to a gold inventory draw down in the September quarter of A$5m (US$4m) compared with a gold inventory credit to cost of A$1m (US$1m) in the June quarter on the drawdown of gold from circuit.

Sustaining and total capital expenditure (on a 50% basis) increased by 51% to A$23m (US$15m) in the September quarter from A$15m (US$10m) in the June quarter due to commencement of pre-stripping stage 5 of the pit, and increased expenditure on the Stage 4 lift of the tailings facility.

Granny Smith

		Sept 2023	June 2023	% Variance
Underground ore mined	000 tonnes	**453**	448	1 %
Underground waste mined	000 tonnes	**69**	85	(19)%
Total tonnes mined	000 tonnes	**522**	533	(2)%
Grade mined – underground	g/t	**4.82**	5.24	(8)%
Gold mined	000'oz	**70.1**	75.5	(7)%
Tonnes milled	000 tonnes	**441**	453	(3)%
Yield	g/t	**4.55**	5.03	(10)%
Gold produced	000'oz	**64.5**	73.2	(12)%
Gold sold	000'oz	**64.6**	73.5	(12)%
AISC	A$/oz	**1,787**	1,688	(6)%
	US$/oz	**1,169**	1,129	(4)%
AIC	A$/oz	**1,944**	1,875	(4)%
	US$/oz	**1,271**	1,254	(1)%
Sustaining capital expenditure	A$m	**17.9**	18.3	(2)%
	US$m	**11.7**	12.2	(4)%
Non-sustaining capital expenditure	A$m	**8.4**	12.2	(31)%
	US$m	**5.5**	8.1	(32)%
Total capital expenditure	A$m	**26.3**	30.5	(14)%
	US$m	**17.2**	20.3	(15)%

Gold production decreased by 12% to 64,500oz in the September quarter from 73,200oz in the June quarter due to decreased grades mined and processed as well as lower tonnes milled.

Underground waste mined decreased by 19% to 69,000t in the September quarter from 85,000t in the June quarter mainly due to decreased capital development in the Z135 area as a result of temporary vent change requirements and some delays in the ventilation raisebore advance. Some development metres were reassigned from the Z135 capital waste into the Z120 ore generating areas.

Gold mined decreased by 7% to 70,100oz in the September quarter from 75,500oz in the June quarter due to an 8% decrease in grade of ore mined from 5.24g/t in the June quarter to 4.82g/t in the September quarter. The decrease in grade was due to temporary vent related restrictions that required additional mining of lower grade material from the upper areas of the mine during the September quarter. The mine plan is back on schedule for the December quarter with the vent restrictions addressed restoring full access to the lower areas of the mine.

Yield decreased by 10% to 4.55g/t in the September quarter from 5.03g/t in the June quarter, reflecting the decrease in grade of ore mined.

AIC increased by 4% to A$1,944/oz (US$1,271/oz) in the September quarter from A$1,875/oz (US$1,254/oz) in the June quarter due to lower gold sales, partially compensated for by lower capital expenditure and lower cost of sales before amortisation and depreciation.

Total capital expenditure decreased by 14% to A$26m (US$17m) in the September quarter from A$31m (US$20m) in the June quarter.

Sustaining capital expenditure for the September quarter remained similar at A$18m (US$12m).

Non-sustaining capital expenditure decreased by 31% to A$8m (US$6m) in the September quarter from A$12m (US$8m) in the June quarter due to decreased capital development in the Z135 area as a result of the vent restrictions mentioned and reduced exploration drilling in the Z150 area in line with the plan.

6

Gold Fields Operational update September Quarter 2023

St Ives

		Sept 2023	June 2023	% Variance
Underground				
Ore mined	000 tonnes	**445**	430	3 %
Waste mined	000 tonnes	**165**	170	(3)%
Total tonnes mined	000 tonnes	**610**	600	2 %
Grade mined	g/t	**4.37**	4.95	(12)%
Gold mined	000'oz	**62.6**	68.4	(8)%
Surface				
Ore mined	000 tonnes	**148**	167	(11)%
Surface waste (capital)	000 tonnes	**1,328**	1,128	18 %
Surface waste (operational)	000 tonnes	**583**	59	888 %
Total waste mined	000 tonnes	**1,911**	1,187	61 %
Total tonnes mined	000 tonnes	**2,059**	1,354	52 %
Grade mined	g/t	**1.78**	0.88	102 %
Gold mined	000'oz	**8.5**	4.7	81 %
Strip ratio	waste/ore	**12.9**	7.1	(82)%
Total (underground and surface)				
Total ore mined	000 tonnes	**593**	597	(1)%
Total grade mined	g/t	**3.73**	3.81	(2)%
Total tonnes mined	000 tonnes	**2,669**	1,954	37 %
Total gold mined	000'oz	**71.1**	73.1	(3)%
Tonnes milled	000 tonnes	**974**	1,070	(9)%
Yield – underground	g/t	**3.86**	5.02	(23)%
Yield – surface	g/t	**1.21**	1.26	(4)%
Yield – combined	g/t	**2.50**	2.66	(6)%
Gold produced	000'oz	**78.2**	91.5	(15)%
Gold sold	000'oz	**78.1**	89.1	(12)%
AISC	A$/oz	**2,167**	2,012	(8)%
	US$/oz	**1,419**	1,347	(5)%
AIC	A$/oz	**2,422**	2,166	(12)%
	US$/oz	**1,587**	1,450	(9)%
Sustaining capital expenditure	A$m	**31.1**	37.2	(16)%
	US$m	**20.4**	25.0	(18)%
Non-sustaining capital expenditure	A$m	**11.5**	7.3	58 %
	US$m	**7.6**	4.9	55 %
Total capital expenditure	A$m	**42.6**	44.5	(4)%
	US$m	**28.0**	29.9	(6)%

Gold production decreased by 15% to 78,200oz in the September quarter from 91,500oz in the June quarter due to a 9% reduction in ore processed combined with a 6% reduction in yield.

Grade mined from underground operations decreased by 12% to 4.37g/t in the September quarter from 4.95g/t in the June quarter, with lower grades mined at both Hamlet and Invincible, in line with the mining sequence.

The 12% decrease in grade mined combined with a 3% increase in ore tonnes mined to 445kt in the September quarter from 430kt in the June quarter, gold mined from underground operations decreased by 8% to 62,600oz in the September quarter from 68,400oz in the June quarter.

Development of the Thunderer pit continued in the September quarter, with capital waste mined increasing by 18% to 1,328kt in the September quarter from 1,128kt in the June quarter and operational waste mined increasing by 888% to 583kt in the September quarter from 59kt in the June quarter. Total tonnes mined increased by 52% to 2,059kt in the September quarter from 1,354kt in the June quarter. During the quarter first ore was achieved at Thunderer, realising 148kt of ore at an average grade of 1.78g/t generating 8,500oz.

AIC increased by 12% to A$2,422/oz (US$1,587/oz) in the September quarter from A$2,166/oz (US$1,450/oz) in the June quarter mainly due to a 12% reduction in gold sold.

Total capital expenditure decreased by 4% to A$43m (US$28m) in the September quarter from A$45m (US$30m) in the June quarter.

Sustaining capital expenditure decreased by 16% to A$31m (US$20m) in the September quarter from A$37m (US$25m) in the June quarter due lower exploration drilling spend in the September quarter and reduced expenditure on establishing vent rises at the Invincible underground mine.

Non-sustaining capital increased by 58% to A$12m (US$8m) in the September quarter from A$7m (US$5m) in the June quarter due to increased development and infrastructure spend at the Invincible Deep underground operation.

7

Gold Fields Operational update September Quarter 2023

Agnew

		Sept 2023	June 2023	% Variance
Underground				
Ore mined	000 tonnes	**326**	267	22 %
Waste mined	000 tonnes	**173**	204	(15)%
Total tonnes mined	000 tonnes	**499**	471	6 %
Grade mined	g/t	**5.68**	7.17	(21)%
Gold mined	000'oz	**59.5**	61.6	(3)%
Surface				— %
Ore mined	000 tonnes	**21**	81	(74)%
Surface waste (capital)	000 tonnes	**226**	205	10 %
Surface waste (operational)	000 tonnes	**239**	734	(67)%
Total waste mined	000 tonnes	**465**	939	(50)%
Total tonnes mined	000 tonnes	**486**	1,020	(52)%
Grade mined	g/t	**2.22**	2.08	7 %
Gold mined	000'oz	**1.5**	5.4	(72)%
Strip ratio	waste/ore	**22.3**	11.6	(92)%
Total (underground and surface)				
Total ore mined	000 tonnes	**347**	348	— %
Total grade mined	g/t	**5.47**	5.99	(9)%
Total tonnes mined	000 tonnes	**985**	1,491	(34)%
Total gold mined	000'oz	**61.0**	67.0	(9)%
Tonnes milled	000 tonnes	**350**	354	(1)%
Yield – underground	g/t	**5.52**	6.92	(20)%
Yield – surface	g/t	**1.85**	2.17	(15)%
Yield – combined	g/t	**5.07**	5.59	(9)%
Gold produced	000'oz	**57.2**	63.7	(10)%
Gold sold	000'oz	**55.3**	65.0	(15)%
AISC	A$/oz	**1,933**	1,683	(15)%
	US$/oz	**1,265**	1,126	(12)%
AIC	A$/oz	**2,082**	1,837	(13)%
	US$/oz	**1,362**	1,228	(11)%
Sustaining capital expenditure	A$m	**19.3**	19.6	(2)%
	US$m	**12.7**	13.1	(3)%
Non-sustaining capital expenditure	A$m	**2.8**	6.9	(59)%
	US$m	**1.7**	4.6	(63)%
Total capital expenditure	A$m	**22.1**	26.5	(17)%
	US$m	**14.4**	17.7	(19)%

Gold production decreased by 10% to 57,200oz in the September quarter from 63,700oz in the June quarter due to lower grades of ore mined and processed.

Ore mined from underground mines increased by 22% to 326,000t in the September quarter from 267,000t in the June quarter, with access gained to high volume, lower grade extension vein stopes at Waroonga. The mining of larger volume stopes resulted in a 15% decrease in waste mining to 173,000t in the September quarter from 204,000t in the June quarter. Grade, however, decreased by 21% to 5.68g/t in the September quarter from 7.17g/t in the June quarter as explained above.

As a result of the 22% increase in ore mined and 21% decrease in average grade mined, gold mined from underground operations decreased by 3% to 59,500oz in the September quarter from 61,600oz in the June quarter.

Barren Lands open pit was completed during the September quarter with total tonnes mined decreasing by 52% to 486kt in the September quarter from 1,020kt in the June quarter. Ore tonnes mined of 21,000t at an average grade of 2.22g/t for 1,500oz in the September quarter compared with ore tonnes mined of 81,000t at an average grade of 2.08g/t for 5,400oz in the June quarter.

The Barren Lands open pit will provide the access to the Barren Lands and Redeemer Underground Complex, also enabling access to new underground exploration drilling platforms.

AIC increased by 13% to A$2,082/oz (US$1,362oz) in the September quarter from A$1,837/oz (US$1,228oz) in the June quarter due to a 15% decrease in gold sold partially offset by a 17% decrease in capital expenditure.

Total capital expenditure decreased by 17% to A$22m (US$14m) in the September quarter from A$27m (US$18m) in the June quarter.

Sustaining capital expenditure for the September quarter at A$19m (US$13m) was similar to sustaining capital expenditure for the June quarter of A$20m (US$13m).

Non-sustaining capital expenditure decreased by 59% to A$3m (US$2m) in the September quarter from A$7m (US$5m) in the June quarter following completion of the Waroonga North and Kath Lower Drill Drives.

8

Gold Fields Operational update September Quarter 2023

South Africa region

South Deep

		Sept 2023	June 2023	% Variance
Ore mined	000 tonnes	**418**	462	(10)%
Waste mined	000 tonnes	**86**	80	8 %
Total tonnes	000 tonnes	**504**	542	(7)%
Grade mined – underground reef	g/t	**6.59**	6.77	(3)%
Grade mined – underground total	g/t	**5.46**	5.77	(5)%
Gold mined	kg	**2,751**	3,126	(12)%
	000'oz	**88.4**	100.5	(12)%
Development	m	**2,818**	2,907	(3)%
Secondary support	m	**2,863**	2,874	— %
Backfill	m^3	**57,505**	80,250	(28)%
Ore milled – underground reef	000 tonnes	**422**	424	— %
Ore milled – underground waste	000 tonnes	**62**	52	19 %
Total underground tonnes milled	000 tonnes	**484**	476	2 %
Ore milled – surface	000 tonnes	**298**	207	44 %
Total tonnes milled	000 tonnes	**782**	683	14 %
Yield – underground reef	g/t	**5.87**	4.93	19 %
Surface yield	g/t	**0.10**	0.06	67 %
Total yield	g/t	**3.21**	3.09	4 %
Gold produced	kg	**2,510**	2,107	19 %
	000'oz	**80.7**	67.8	19 %
Gold sold	kg	**2,497**	2,035	23 %
	000'oz	**80.3**	65.4	23 %
AISC	R/kg	**784,092**	891,619	12 %
	US$/oz	**1,309**	1,479	11 %
AIC	R/kg	**784,092**	891,619	12 %
	US$/oz	**1,309**	1,479	11 %
Sustaining capital expenditure	Rm	**446.2**	329.2	36 %
	US$m	**24.0**	17.6	36 %
Non-sustaining capital expenditure	Rm	**—**	—	— %
	US$m	**—**	—	— %
Total capital expenditure	Rm	**446.2**	**329.2**	36 %
	US$m	**24.0**	**17.6**	36 %

Gold produced increased by 19% to 2,510kg (80,700oz) in the September quarter from 2,107kg (67,800oz) in the June quarter, this being in line with the production plan but also assisted by positive ore phasing and GIP release of 41kg (1,300oz). More gold was mined in the June quarter from the longhole stopes but trammed and recovered in the September quarter.

Total tonnes mined in the September quarter decreased by 7% to 504kt from 542kt in the June quarter due to lower than planned longhole stoping fleet reliability mainly on East Mine.

Reef grade mined decreased by 3% to 6.59g/t in the September quarter from 6.77g/t in the June quarter which is in line with the business plan and largely driven by the mining footprint. Total underground tonnes processed increased by 2% to 484kt in the September quarter from 476kt in the June quarter in line with the business plan.

Reef yield increased by 19% to 5.87g/t in the September quarter from 4.93g/t in the June quarter due to ore phasing, GIP release, and stockpile movements. More gold was mined from the high grade longhole stopes in the June quarter but trammed and recovered in the September quarter.

Surface tonnes processed increased by 44% to 298kt in the September quarter from 207kt in the June quarter. The June quarter was negatively impacted by planned process plant upgrade and planned maintenance work that was carried out. Surface yield increased by 67% to 0.10g/t in the September quarter from 0.06g/t in the June quarter due to higher head grade, improved residence time, and carbon management resulting in improved recovery.

Total development decreased by 3% to 2,818m in the September quarter from 2,907m in the June quarter as cuts shifted from destress mining to establishing new cut access development, which is characterised by lower rates due to fewer faces being available.

Backfill decreased by 28% to 57,505m^3 in the September quarter from 80,250m^3 in the June quarter due to fewer stopes available for backfilling as well as intermittent availability of backfill ranges, which have since been resolved. Backfilling efficiencies remain one of the key focus areas that will enable stope availability and turnaround to sustain productivity.

AIC decreased by 12% to R784,092/kg (US$1,309/oz) in the September quarter from R891,619/kg (US$1,479/oz) in the June quarter, mainly due to an increase in gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher capital expenditure.

Sustaining and total capital expenditure increased by 36% to R446 million (US$24 million) in the September quarter from R329 million (US$18 million) in the June quarter. The increase is due to fleet replacements and refurbishments, an increase in New Mine Development, shaft conveyance system upgrades and the old return dam upgrade.

9

Gold Fields Operational update September Quarter 2023

Ghana region

Damang

		Sept 2023	June 2023	% Variance
Ore mined	000 tonnes	**1,056**	1,437	(27)%
Waste (capital)	000 tonnes	**—**	—	— %
Waste (operational)	000 tonnes	**760**	2,261	(66)%
Total waste mined	000 tonnes	**760**	2,261	(66)%
Total tonnes mined	000 tonnes	**1,816**	3,698	(51)%
Strip ratio	waste/ore	**0.7**	1.6	56 %
Grade mined	g/t	**1.17**	1.05	11 %
Gold mined	000'oz	**39.7**	48.3	(18)%
Tonnes milled	000 tonnes	**1,228**	1,204	2 %
Yield	g/t	**1.02**	1.03	(1)%
Gold produced	000'oz	**40.4**	39.8	2 %
Gold sold	000'oz	**39.8**	39.8	— %
AISC	US$/oz	**1,355**	1,121	(21)%
AIC	US$/oz	**1,355**	1,130	(20)%
Sustaining capital expenditure	US$m	**1.2**	1.6	(25)%
Non-sustaining expenditure	US$m	**—**	—	— %
Total capital expenditure	US$m	**1.2**	1.6	(25)%

Gold production increased by 2% to 40,400oz in the September quarter from 39,800oz in the June quarter due to higher plant throughput.

Total tonnes mined decreased by 51% to 1.8Mt in the September quarter from 3.7Mt in the June quarter. Ore tonnes mined decreased by 27% to 1.06Mt in the September quarter from 1.44Mt in the June quarter. The decrease in both ore tonnes and total tonnes mined is as a result of narrow pit width at depth. This is in line with the mining schedule as the pit reaches the end of its economic life.

Operational waste tonnes mined decreased by 66% to 0.8Mt in the September quarter from 2.3Mt in the June quarter due to the decrease in operational waste stripping in the Huni and Lima Kwesi Gap pits as ore is exposed. The strip ratio decreased by 56% to 0.7 in the September quarter from 1.6 in the June quarter.

Mined grade increased by 11% to 1.17g/t in the September quarter from 1.05g/t in the June quarter due to higher-grade ore mined from the conglomerates in the Huni pit.

Gold mined decreased by 18% to 39,750oz in the September quarter from 48,300oz in the June quarter due to lower ore tonnes mined.

In the September quarter, 964kt was fed to the plant from ex-pit at a grade of 1.18g/t and 264kt from stockpile at a grade of 1.09g/t compared to 982kt at 1.14g/t from ex-pit and 222kt from stockpile at a grade of 1.19g/t in the June quarter.

Yield decreased by 1% to 1.02g/t in the September quarter from 1.03g/t in the June quarter due to lower grade stockpile material processed exacerbated by a decrease in mine call factor and mill recovery in the September quarter.

AIC increased by 20% to US$1,355/oz in the September quarter from US$1,130/oz in the June quarter, mainly due to higher cost of sales before amortisation and depreciation due to a GIP charge to cost of US$7m in the September quarter compared with a GIP credit to cost of US$11m in the June quarter as a result of depletion of stockpiles in the September quarter compared to a build up of ore stockpiles in the June quarter. This was partially offset by lower studies cost and lower capital expenditure.

Sustaining and total capital expenditure decreased by 25% to US$1m in the September quarter from US$2m in the June quarter due to lower expenditure incurred on the Huni Waste Dump development.

Tarkwa

		Sept 2023	June 2023	% Variance
Ore mined	000 tonnes	**3,127**	5,079	(38)%
Waste (capital)	000 tonnes	**12,059**	11,158	8 %
Waste (operational)	000 tonnes	**8,876**	6,776	31 %
Total waste mined	000 tonnes	**20,935**	17,934	17 %
Total tonnes mined	000 tonnes	**24,062**	23,013	5 %
Strip ratio	waste/ore	**6.7**	3.5	(91)%
Grade mined	g/t	**1.13**	1.22	(7)%
Gold mined	000'oz	**113.2**	199.7	(43)%
Tonnes milled	000 tonnes	**3,630**	3,546	2 %
Yield	g/t	**1.11**	1.31	(15)%
Gold produced	000'oz	**129.0**	148.9	(13)%
Gold sold	000'oz	**126.9**	148.9	(15)%
AISC	US$/oz	**1,533**	1,228	(25)%
AIC	US$/oz	**1,533**	1,228	(25)%
Sustaining capital expenditure	US$m	**51.5**	65.9	(22)%
Non-sustaining expenditure	US$m	**—**	—	— %
Total capital expenditure	US$m	**51.5**	65.9	(22)%

Gold production decreased by 13% to 129,000oz in the September quarter from 148,900oz in the June quarter due to lower yield.

Total tonnes mined, including capital waste stripping, increased by 5% to 24.1Mt in the September quarter from 23.0Mt in the June quarter due to improved equipment availability. Ore mined decreased by 38% to 3.1Mt in the September quarter from 5.1Mt in the June quarter due to lower ore tonnes mined from Teberebie as a result of the higher rainfall in the September quarter. Operational waste increased by 31% to 8.9Mt in the September quarter from 6.8Mt in the June quarter, while capital waste increased by 8% to 12.1Mt in the September quarter from 11.2Mt in the June quarter as a result of stripping more capital waste which was at higher elevations and not impacted by the heavy rainfall.

Gold mined decreased by 43% to 113.2koz in the September quarter from 199.7koz in the June quarter due to the lower ore tonnes and grade mined from the Teberebie Pit. In the June quarter, 3.0M ore tonnes was mined from Teberebie, at 1.22g/t compared with 0.5Mt at 1.10g/t in the September quarter. The lower ex-pit grade mined were as a result of mining from lower grade pit areas at higher elevations in the September quarter as a result of the higher rainfall.

Yield decreased by 15% to 1.11g/t in the September quarter from 1.31g/t in the June quarter as a result of lower feed grade. In the September quarter, 1.48Mt stockpiles at 1.06g/t were processed compared with 0.15Mt stockpiles at 1.27g/t in the June quarter, while ex-pit ore processed for the September quarter was 2.15Mt at 1.26g/t compared with 3.4Mt at 1.37g/t in the June quarter.

AIC increased by 25% to US$1,533/oz in the September quarter from US$1,228/oz in the June quarter due to higher cost of sales before amortisation and depreciation due to a GIP charge to cost of US$28m in the September quarter compared with a GIP credit to cost of US$13m in the June quarter as a result of less ore mined and the depletion from stockpiles. This was exacerbated by lower gold sold, partially offset by lower capital expenditure.

10

Gold Fields Operational update September Quarter 2023

Sustaining and total capital expenditure decreased by 22% to US$52m in the September quarter from US$66m in the June quarter due to the timing of expenditure on TSF 2 stage 5, and Mine backbone projects.

Asanko (Equity-accounted Joint Venture)

All figures in table on a 100% basis

		Sept 2023	June 2023	% Variance
Ore mined	000 tonnes	—	—	— %
Waste (capital)	000 tonnes	—	—	— %
Waste (operational)	000 tonnes	—	—	— %
Total waste mined	000 tonnes	—	—	— %
Total tonnes mined	000 tonnes	—	—	— %
Strip ratio	waste/ore	—	—	— %
Grade mined	g/t	—	—	— %
Gold mined	000'oz	—	—	— %
Tonnes milled	000 tonnes	**1,572**	1,457	8 %
Yield	g/t	**0.71**	0.72	(1)%
Gold produced	000'oz	**35.8**	33.7	6 %
Gold sold	000'oz	**35.5**	32.9	8 %
AISC	US$/oz	**1,427**	1,374	(4)%
AIC	US$/oz	**1,632**	1,479	(10)%
Sustaining capital expenditure	US$m	**10.9**	6.7	63 %
Non-sustaining expenditure	US$m	**5.1**	2.1	143 %
Total capital expenditure	US$m	**16.0**	8.8	82 %

Gold production increased by 6% to 35,800oz (100% basis) in the September quarter from 33,700oz (100% basis) in the June quarter, mainly due to higher plant throughput.

There were no tonnes mined in both quarters due to the temporary cessation of mining activities in July 2022.

AIC increased by 10% to US$1,632/oz in the September quarter from US$1,479/oz in the June quarter mainly due to higher capital expenditure, partially offset by higher gold sold.

Total capital expenditure increased by 82% to US$16m in the September quarter from US$9m in the June quarter.

Sustaining capital expenditure increased by 63% to US$11m in the September quarter from US$7m in the June quarter mainly due to the TSF stage 7 construction and water treatment plant.

Non-sustaining capital expenditure increased by 143% to US$5m in the September quarter from US$2m in the June quarter due to higher exploration and Abore project cost.

Americas region

Chile

Salares Norte

		Sept 2023	June 2023	% Variance
Ore mined	000 tonnes	**778**	—	100 %
Waste (capital)	000 tonnes	**5,990**	7,126	(16)%
Waste (operational)	000 tonnes	**80**	—	100 %
Total waste mined	000 tonnes	**6,070**	7,126	(15)%
Total tonnes mined	000 tonnes	**6,848**	7,126	(4)%
Grade mined – gold	g/t	**8.04**	—	100 %
Grade mined – silver	g/t	**26.41**	—	100 %
Gold mined	000'oz	**201.1**	—	100 %
Silver mined	000'oz	**660.3**	—	100 %
Sustaining capital expenditure	US$m	**21.4**	25.7	(17)%
Non-sustaining expenditure	US$m	**64.4**	61.6	5 %
Total capital expenditure	US$m	**85.8**	87.3	(2)%

The Salares Norte project continued progressing during Q3 2023. Total project progress was 96.7% at the end of September 2023 compared to 94.0% at the end of June 2023.

Total construction project progress at the end of September 2023 was 98.1%, compared to 94.9% at the end of June 2023.

Total spend for the September quarter was US$111m, comprising US$86m in capital expenditure, US$5m in exploration expenditure, US$20m investment in working capital and other.

The total tonnes mined decreased by 4% to 6.9Mt in the September quarter from 7.1Mt in the June quarter. The ore mined in the September quarter was 778kt compared with nil mined in the June quarter.

Total waste tonnes mined decreased by 15% to 6.1Mt in the September quarter from 7.1Mt in the June quarter following the re-commencement of ore mining in the September quarter after completing an infill drilling campaign during the June quarter.

No exploration drilling metres for the three months ended in September 2023 compared with 2,303 metres drilled in the three months ended in June 2023 due to the temporary suspension of exploration drilling at the end of April during the winter season.

Total capital expenditure decreased by 2% to US$86m in the September quarter from US$87m in the June quarter.

Sustaining capital expenditure decreased by 17% to US$21m in the September quarter from US$26m in the June quarter mainly due to lower capital waste tonnes mined.

Non-sustaining capital expenditure increased by 5% to US$64m in the September quarter from US$62m in the June quarter related to the project construction costs.

11

Gold Fields Operational update September Quarter 2023

Peru
Cerro Corona

		Sept 2023	June 2023	% Variance
Ore mined	000 tonnes	**2,864**	2,975	(4)%
Waste mined	000 tonnes	**4,659**	3,063	52 %
Total tonnes mined	000 tonnes	**7,523**	6,038	25 %
Grade mined – gold	g/t	**0.61**	0.67	(9)%
Grade mined – copper	per cent	**0.40**	0.41	(2)%
Gold mined	000'oz	**56.6**	64.1	(12)%
Copper mined	000 tonnes	**11,493**	12,138	(5)%
Tonnes milled	000 tonnes	**1,629**	1,639	(1)%
Gold recovery	per cent	**68.2**	71.3	(4)%
Copper recovery	per cent	**86.8**	88.0	(1)%
Yield – Gold	g/t	**0.50**	0.62	(19)%
– Copper	per cent	**0.39**	0.43	(9)%
– Combined	eq g/t	**0.99**	1.14	(13)%
Gold produced	000'oz	**25.2**	31.4	(20)%
Copper produced	tonnes	**6,112**	6,720	(9)%
Total equivalent gold produced	000' eq oz	**51.7**	60.2	(14)%
Total equivalent gold sold	000' eq oz	**42.3**	61.5	(31)%
AISC	US$/oz	**693**	666	(4)%
AISC	US$/ eq oz	**1,288**	1,092	(18)%
AIC	US$/oz	**824**	800	(3)%
AIC	US$/ eq oz	**1,352**	1,162	(16)%
Sustaining capital expenditure	US$m	**11.1**	8.4	32 %
Non-sustaining expenditure	US$m	**1.9**	3.0	(37)%
Total capital expenditure	US$m	**13.0**	11.4	14 %

Gold-equivalent production decreased by 14% to 51,700oz in the September quarter from 60,200oz in the June quarter, mainly due to lower gold and copper grades processed and lower metallurgical recoveries. The lower grades and metallurgical recoveries during the September quarter are explained by the type of ore processed associated to a different mined area of the pit, in line with the mining plan.

Total tonnes mined increased by 25% to 7.5Mt in the September quarter from 6.0Mt in the June quarter, mainly due to an improvement in productivity during the dry season. Ore mined decreased by 4% to 2.9Mt in the June quarter from 3.0Mt in the June quarter, while waste mined increased by 52% to 4.7Mt in the September quarter from 3.1Mt in the June quarter, in line with the mining plan.

Gold grade mined decreased by 9% and copper grade mined decreased by 2%, in line with the mining plan for the September quarter. Gold yield decreased by 19% to 0.50g/t in the September quarter from 0.62g/t in the June quarter and copper yield decreased by 9% to 0.39% in the September quarter from 0.43% in the June quarter. These decreases are explained by lower gold and copper metallurgical recoveries as well as lower gold grade mined and processed as explained above.

AIC per gold ounce sold increased by 3% to US$824/oz in the September quarter from a US$800/oz in the June quarter, mainly due to lower gold ounces sold and a lower copper by-product credit resulting from a lower copper price received in the September quarter combined with lower content of copper produced and sold. In addition, there was an increase on social development projects and capital expenditure due to the acceleration of infrastructure construction projects during the dry season.

AIC per equivalent ounce increased by 16% to US$1,352per equivalent ounce in the September quarter from US$1,162 per equivalent ounce in the June quarter, due to lower equivalent ounces sold impacted by lower price factor, higher capital expenditure, and higher social development projects expenses as mentioned above.

Total capital expenditure increased by 14% to US$13m in the September quarter from US$11m in the June quarter, mainly related to the construction activities at the infrastructure projects.

Sustaining capital expenditure increased by 32% to US$11m in the September quarter from US$8m in the June quarter due to an increase in infrastructure construction activities mainly at the tailings dam during the dry season.

Non-sustaining capital expenditure decreased by 37% to US$2m in the September quarter from US$3m in the June quarter due to timing of the infrastructure relocation activities.

2023 Effective mining inflation forecast

	Forecast Inflation as at September 2023
Australia	**5.1 %**
South Africa	**7.2 %**
Ghana (US based)	**8.1 %**
Chile (US based)	**5.1 %**
Peru (US based)	**1.4 %**
Group weighted	**5.9 %**

12

Gold Fields Operational update September Quarter 2023

Underground and surface

		Total Mine operations and projects including equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region	Australia Region				
				Peru	Chile	Ghana					Australia				
Imperial ounces with metric tonnes and grade			Total	Cerro Corona	Salares Norte	Total	Asanko 45%	Tarkwa	Damang	South Deep	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	Sept 2023	1,641	—	—	—	—	—	—	—	418	1,224	326	445	453	—
	June 2023	1,606	—	—	—	—	—	—	—	462	1,145	267	430	448	—
	Sept 2022	1,554	—	—	—	—	—	—	—	417	1,137	282	455	399	—
– underground waste	Sept 2023	493	—	—	—	—	—	—	—	86	407	173	165	69	—
	June 2023	539	—	—	—	—	—	—	—	80	459	204	170	85	—
	Sept 2022	663	—	—	—	—	—	—	—	40	624	199	225	200	—
– surface ore	Sept 2023	9,097	3,641	2,864	778	4,183	—	3,127	1,056	—	1,273	21	148	—	1,105
	June 2023	10,750	2,975	2,975	—	6,516	—	5,079	1,437	—	1,260	81	167	—	1,012
	Sept 2022	10,876	4,110	4,110	—	5,399	65	3,893	1,441	—	1,366	—	296	—	1,070
– total	Sept 2023	11,231	3,641	2,864	778	4,183	—	3,127	1,056	504	2,904	520	758	522	1,105
	June 2023	12,895	2,975	2,975	—	6,516	—	5,079	1,437	542	2,864	552	767	533	1,012
	Sept 2022	13,093	4,110	4,110	—	5,399	65	3,893	1,441	457	3,127	482	976	599	1,070
Grade mined (grams per tonne) – underground ore	Sept 2023	5.3	—	—	—	—	—	—	—	6.6	4.9	5.7	4.4	4.8	—
	June 2023	5.9	—	—	—	—	—	—	—	6.8	5.6	7.2	5.0	5.2	—
	Sept 2022	5.9	—	—	—	—	—	—	—	6.4	5.7	6.8	4.9	5.9	—
– surface ore	Sept 2023	1.6	2.2	0.6	8.0	1.1	—	1.1	1.2	—	1.3	2.2	1.8	—	1.2
	June 2023	1.1	0.7	0.7	—	1.2	—	1.2	1.0	—	1.3	2.1	0.9	—	1.3
	Sept 2022	1.0	0.6	0.6	—	1.3	1.8	1.3	1.5	—	1.2	—	1.1	—	1.2
– total	Sept 2023	2.2	2.2	0.6	8.0	1.1	—	1.1	1.2	5.5	3.1	5.5	3.7	4.8	1.2
	June 2023	1.7	0.7	0.7	—	1.2	—	1.2	1.0	5.8	3.3	6.0	3.8	5.2	1.3
	Sept 2022	1.6	0.6	0.6	—	1.3	1.8	1.3	1.5	5.9	3.2	6.8	3.4	5.9	1.2
Gold mined (000 ounces)* – underground ore	Sept 2023	280.6	—	—	—	—	—	—	—	88.4	192.2	59.5	62.6	70.1	—
	June 2023	306.0	—	—	—	—	—	—	—	100.5	205.6	61.6	68.4	75.5	—
	Sept 2022	294.9	—	—	—	—	—	—	—	86.0	208.9	61.8	71.6	75.5	—
– surface ore	Sept 2023	463.8	257.7	56.6	201.1	152.9	—	113.2	39.7	—	53.2	1.5	8.5	—	43.3
	June 2023	364.3	64.1	64.1	—	248.0	—	199.7	48.3	—	52.2	5.4	4.7	—	42.1
	Sept 2022	363.9	81.3	81.3	—	231.7	3.8	159.1	68.8	—	51.0	—	10.2	—	40.7
– total	Sept 2023	744.4	257.7	56.6	201.1	152.9	—	113.2	39.7	88.4	245.4	61.0	71.1	70.1	43.3
	June 2023	670.3	64.1	64.1	—	248.0	—	199.7	48.3	100.5	257.8	67.0	73.1	75.5	42.1
	Sept 2022	658.8	81.3	81.3	—	231.7	3.8	159.1	68.8	86.0	259.8	61.8	81.8	75.5	40.7
Ore milled/ treated (000 tonnes) – underground ore	Sept 2023	1,644	—	—	—	—	—	—	—	422	1,222	308	473	441	—
	June 2023	1,532	—	—	—	—	—	—	—	424	1,108	255	399	453	—
	Sept 2022	1,558	—	—	—	—	—	—	—	387	1,171	295	465	410	—
– underground waste	Sept 2023	62	—	—	—	—	—	—	—	62	—	—	—	—	—
	June 2023	52	—	—	—	—	—	—	—	52	—	—	—	—	—
	Sept 2022	45	—	—	—	—	—	—	—	45	—	—	—	—	—
– surface ore	Sept 2023	9,227	1,629	1,629	—	5,566	708	3,630	1,228	298	1,734	42	501	—	1,191
	June 2023	9,182	1,639	1,639	—	5,406	656	3,546	1,204	207	1,931	99	670	—	1,162
	Sept 2022	8,749	1,627	1,627	—	5,284	640	3,435	1,208	315	1,523	—	433	—	1,090
– total	Sept 2023	10,933	1,629	1,629	—	5,566	708	3,630	1,228	782	2,956	350	974	441	1,191
	June 2023	10,766	1,639	1,639	—	5,406	656	3,546	1,204	683	3,039	354	1,069	453	1,162
	Sept 2022	10,352	1,627	1,627	—	5,284	640	3,435	1,208	747	2,694	295	899	410	1,090
Yield (Grams per tonne) – underground ore	Sept 2023	4.9	—	—	—	—	—	—	—	5.9	4.5	5.5	3.9	4.5	—
	June 2023	5.3	—	—	—	—	—	—	—	4.9	5.5	6.9	5.0	5.0	—
	Sept 2022	5.7	—	—	—	—	—	—	—	7.0	5.3	6.1	4.5	5.5	—
– surface ore	Sept 2023	1.0	1.0	1.0	—	1.0	0.7	1.1	1.0	0.1	1.2	1.9	1.2	—	1.2
	June 2023	1.1	1.1	1.1	—	1.2	0.7	1.3	1.0	0.1	1.2	2.2	1.3	—	1.0
	Sept 2022	1.2	1.1	1.1	—	1.3	1.0	1.2	1.5	0.1	1.2	—	1.2	—	1.2
– combined	Sept 2023	1.6	1.0	1.0	—	1.0	0.7	1.1	1.0	3.2	2.6	5.1	2.5	4.5	1.2
	June 2023	1.7	1.1	1.1	—	1.2	0.7	1.3	1.0	3.1	2.7	5.6	2.7	5.0	1.0
	Sept 2022	1.9	1.1	1.1	—	1.3	1.0	1.2	1.5	3.7	3.0	6.1	2.9	5.5	1.2

13

Gold Fields Operational update September Quarter 2023

Imperial ounces with metric tonnes and grade		Total Mine operations and projects including equity-accounted Joint Venture	Americas Region			Ghana Region				South Africa Region	Australia Region				
				Peru	Chile	Ghana					Australia				
			Total	Cerro Corona	Salares Norte	Total	Asanko 45%	Tarkwa	Damang	South Deep	Total	Agnew	St Ives	Granny Smith	Gruyere 50%
Gold produced (000 ounces) – underground ore	**Sept 2023**	**257.5**	**—**	**—**		**—**	**—**	**—**	**—**	**79.7**	**177.8**	**54.6**	**58.7**	**64.5**	**—**
	June 2023	261.8	—	—	—	—	—	—	—	67.3	194.5	56.8	64.4	73.2	—
	Sept 2022	286.0	—	—	—	—	—	—	—	86.9	199.1	58.1	68.0	73.0	—
– surface ore	**Sept 2023**	**304.5**	**51.7**	**51.7**	**—**	**185.4**	**16.1**	**129.0**	**40.4**	**1.0**	**66.3**	**2.5**	**19.5**	**—**	**44.3**
	June 2023	336.6	60.2	60.2	—	203.9	15.2	148.9	39.8	0.4	72.0	6.9	27.1	—	38.0
	Sept 2022	333.8	59.8	59.8	—	214.6	19.8	134.7	60.1	1.1	58.4	—	16.5	—	41.8
– total	**Sept 2023**	**562.0**	**51.7**	**51.7**	**—**	**185.4**	**16.1**	**129.0**	**40.4**	**80.7**	**244.1**	**57.1**	**78.2**	**64.5**	**44.3**
	June 2023	598.4	60.2	60.2	—	203.9	15.2	148.9	39.8	67.7	266.5	63.7	91.5	73.2	38.0
	Sept 2022	619.8	59.8	59.8	—	214.6	19.8	134.7	60.1	87.9	257.5	58.1	84.5	73.0	41.8
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne) – underground	**Sept 2023**	**124**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**142**	**117**	**155**	**81**	**129**	**—**
	June 2023	141	—	—	—	—	—	—	—	146	139	164	134	130	—
	Sept 2022	135	—	—	—	—	—	—	—	167	123	150	107	121	—
– surface	**Sept 2023**	**32**	**36**	**34**	**—**	**27**	**22**	**26**	**33**	**36**	**43**	**138**	**80**	**—**	**24**
	June 2023	32	36	36	—	31	22	30	40	43	29	74	31	—	24
	Sept 2022	33	35	35	—	32	23	32	38	28	32	—	46	—	26
– total	**Sept 2023**	**46**	**36**	**34**	**—**	**27**	**22**	**26**	**33**	**102**	**73**	**153**	**80**	**129**	**24**
	June 2023	48	36	36	—	31	22	30	40	115	69	139	70	130	24
	Sept 2022	48	35	35	—	32	23	32	38	109	71	150	77	121	26

* Excludes surface material at South Deep.

14

Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2022 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 30 March 2023. Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. Gold Fields Operational 2023update September Quarter 15

Administration and corporate information Corporate secretary Anre Weststrate Tel: +27 11 562 9719 Mobile: +27 83 635 5961 email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 email:general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall St., Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor enquiries Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 5903 email: jongisa.magagula@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com Transfer secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom Link Group Central Square 29 Wellington Street Leeds LSI 4DL United Kingdom Tel: +44 (0)371 664 0300 email: shareholderenquiries@linkgroup.co.uk If you are outside the United Kingdom please call + (0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@linkgroup.co.uk Website www.goldfields.com Listings JSE / NYSE / GFI YGH Suleman† (Chairperson) M Preece• (Interim Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani#† PJ Bacchus*† MC Bitar@† TP Goodlace† JE McGill^ PG Sibiya† SP Reid^† CAT Smit† ^ Australian * British @Chilean # Ghanaian † Independent Director • Non-independent Director Gold Fields Operational 2023update September Quarter 16